FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Intershop Q3 03 Press Release

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Communications Announces Third Quarter 2003 Financial Results

-- Positive Operating Cash Flow Improves Cash Position –

Jena, Germany –October 30, 2003 - Intershop Communications AG (Prime Standard: ISH1, Nasdaq: ISHP), the market leader in Unified Commerce Management software, today announced financial results for the third quarter of 2003, ended September 30, 2003.

Total revenue rose 16% sequentially, from Euro 5.6 million in the second quarter of 2003 to Euro 6.5 million in the third quarter of 2003, as compared to Euro 8.9 million in the third quarter of 2002. License revenue increased 43% sequentially, from Euro 1.5 million in the second quarter of 2003 to Euro 2.2 million in the third quarter of 2003, as compared to Euro 3.5 million in the third quarter of 2002. Service revenue in the third quarter of 2003 totaled Euro 4.3 million, compared to Euro 4.1 million in the second quarter of 2003 and Euro 5.4 million in the third quarter of 2002.

Intershop further reduced its total operational cost (cost of revenue plus operating expense) during the third quarter of 2003, with total operational cost excluding restructuring costs declining 32% sequentially, to Euro 8.4 million. Compared to the third quarter of 2002, Intershop reduced its total operational cost excluding restructuring costs by Euro 7.2 million or 46%. Intershop incurred restructuring costs of Euro 2.3 million in the third quarter of 2003, as compared to Euro 0.2 million in the second quarter of 2003 and Euro 1.1 million in the third quarter of 2002.

As a result of increased revenues and the continued reduction in total operational cost, Intershop reduced its net loss in the third quarter of 2003 by 43%, from Euro 6.6 million or Euro 0.33 per share in the second quarter of 2003 to Euro 3.8 million or Euro 0.17 per share in the third quarter of 2003. In comparison, Intershop’s net loss in the third quarter of 2002 was Euro 7.5 million or Euro 0.39 per share.

Total cash including cash, cash equivalents, marketable securities, and restricted cash rose modestly from Euro 10.8 million as of June 30, 2003 to Euro 10.9 million as of September 30, 2003. Included in total cash was freely available cash which rose 12% sequentially, from Euro 3.8 million as of June 30, 2003 to Euro 4.2 million as of September 30, 2003.

Operational Highlights for the Third Quarter of 2003

  Intershop sold 8 new Enfinity product family configurations, including Enfinity platforms and solutions during the third quarter. In total, 446 Enfinity configurations have been sold globally as of September 30, 2003.

  Intershop customers in the third quarter of 2003 included Deutsche Telekom, Itellium Systems and Services GmbH, a subsidiary of the KarstadtQuelle Group, Otto, HP, and Sharper Image.

  In the third quarter of 2003, Intershop implemented online commerce solutions for smart GmbH, a subsidiary of the Daimler-Chrysler group, on-geo GmbH, Lancaster Synthesis, a subsidiary of the Clariant group, GemPlus, ECI voor Boeken en Platen, a subsidiary of Bertelsmann, and for Alba Moda.

  Intershop launched its new sell-side software solution Enfinity Multi-Channel Sales on September 4, 2003. Enfinity Multi-Channel Sales solution enables Intershop’s customers to consolidate and centrally manage their various online sales channels.

  Intershop employed 326 full-time equivalent employees as of September 30, 2003, compared to 445 full-time equivalent employees as of June 30, 2003. The sequential reduction in headcount is largely due to the restructuring measures announced on July 2, 2003. These measures have now largely been implemented.

Nasdaq Delisting

Separately, Intershop announced today its intention to terminate its American Depositary Share (ADS) facility and the listing of its ADSs on the Nasdaq National Market (Nasdaq) in the United States within the next six months.

The ADS facility accounts for a relatively low volume of total holdings of Intershop’s equity securities, and that low volume is also relatively illiquid. Intershop believes that the low trading volume of ADSs on the Nasdaq reflects that institutional investors prefer to hold Intershop common bearer shares directly and to trade such shares on the more liquid Prime Standard trading segment of the Frankfurt Stock Exchange, resulting in low institutional ownership in the United States of the ADSs. Therefore, the Board of Directors of Intershop sees no significant benefit to continuing either the Company’s ADS program or the Nasdaq listing.

Moreover, in light of the limited existing shareholder base for Intershop ADSs and shares in the United States and the increasing costs and complexity of complying with the US reporting and other obligations under the Securities Exchange Act of 1934 (the “Exchange Act”), Intershop will seek to deregister the shares underlying the ADSs and the ADSs under the Exchange Act within the next six months.

The Company has carefully reviewed a number of possible means of realizing a delisting and deregistration. As an intermediate step in the delisting and deregistration process, Intershop may amend its Deposit Agreement to adjust the ratio of its ADSs to Intershop common bearer shares. Any fractional ADSs thus created would be redeemed by the depositary bank for the price that the depositary bank is able to obtain for the underlying Intershop common bearer shares on the Frankfurt Stock Exchange. This ratio adjustment would likely take effect prior to December 31, 2003.

Intershop’s plans to withdraw from the US capital markets do not reflect its commitment to its US operations, which it plans to continue. Intershop’s total number of shares outstanding and the listing of its common bearer shares on the Prime Standard will not be affected by the planned actions.

Management Review

Dr. Jürgen Schöttler, Chief Executive Officer commented: “Despite a challenging market environment and seasonally low summer demand for IT products in our primary European market, Intershop was able to increase its third quarter 2003 license sales by 43% sequentially. At the same time, the Company reduced its total operational costs in the third quarter of 2003 by 32% and lowered its net loss by 43% sequentially. While Euro 5 million in restricted cash could not be unrestricted as planned, Intershop successfully stabilized its cash position during the third quarter of 2003. In parallel to these positive developments, we are currently in active negotiations with a number of international financial and strategic investors in order to improve our cash position and capital resources. Today’s announcement of our intention to withdraw the listing of Intershop’s ADSs from Nasdaq and to deregister the Company’s ADSs is another important step towards further reducing overall operating costs.”

Business Outlook

Against the backdrop of a weak global IT spending environment and weaker than expected first half of 2003 financial results, Intershop expects estimated full-year 2003 total revenue in the range of approximately Euro 23 million to Euro 25 million. Total operational costs including restructuring costs are expected to be approximately Euro 44 million for fiscal year 2003, with fourth quarter 2003 total operational costs further reduced sequentially to about Euro 6.5 million.

About Intershop

Intershop Communications (Nasdaq: ISHP; Prime Standard: ISH1) is the market leader in Unified Commerce Management, which can create strategic differentiation for companies by integrating online commerce processes across the extended enterprise. Intershop’s Enfinity MultiSite, based on the best practices of Unified Commerce Management, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 300 enterprise customers worldwide in a broad range of industries, including multi-channel retail and high technology. Customers including Deutsche Telekom, HP, Bosch, BMW, TRW, Bertelsmann, Otto, and Homebase have selected Intershop's Enfinity as the cornerstone of their global online commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

Investor Relations:

Klaus F. Gruendel

T: +49-40-23709-128

F: +49-3641-50-1002

k.gruendel@intershop.com

Press:

Dana Schmidt

T: +49-3641-50-1000

F: +49-3641-50-1002

d.schmidt@intershop.com

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Intershop Communications AG
Consolidated Balance Sheets (U.S.GAAP)
(in thousands €, except share and per-share amounts)

	September 30,	December 31,
	2003	2002
	(unaudited)
ASSETS	€	€
Current assets
Cash and cash equivalents	4,223	11,303
Marketable securities	-	4,172
Restricted cash	6,701	7,073
Trade receivables, net of allowances for doubtful accounts of
€5,929 at September 30, 2003 and €7,511 at December 31, 2002, respectively	4,437	11,131
Prepaid expenses and other current assets	7,561	7,427
Total current assets	22,922	41,106
Property and equipment, net	1,821	4,301
Other assets	570	2,268
Goodwill	4,473	4,473
Total assets	29,786	52,148

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current debt and current maturities of long-term debt	5	98
Accounts payable	911	840
Accrued restructuring costs	3,725	4,881
Other accrued liabilities	11,525	13,472
Deferred revenue	6,054	6,295
Total current liabilities	22,220	25,586
Long-term liabilities, net of current portion	-	152
Deferred revenue	25	38
Total liabilities	22,245	25,776

Shareholders' equity
Common share, stated value €1-authorized: 78,567,219 shares;
outstanding: 22,035,299 shares at September 30, 2003 and 19,306,400
shares at December 31, 2002, respectively	22,035	19,306
Accumulated deficit	(17,329)	4,124
Accumulated other comprehensive income	2,835	2,942
Total shareholders' equity	7,541	26,372
Total liabilities and shareholders' equity	29,786	52,148

Intershop Communications AG
Consolidated Statements of Operations (U.S.-GAAP)
(In thousands €, except per-share amounts, unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2003	2002	2003	2002

	€	€	€	€
Revenues
Licenses	2,195	3,517	5,021	15,969
Services, maintenance, and other	4,342	5,395	13,520	17,173
Total revenues	6,537	8,912	18,541	33,142

Cost of revenues
Licenses	140	463	396	1,173
Services, maintenance, and other	2,670	4,156	9,383	14,063
Total costs of revenues	2,810	4,619	9,779	15,236

Gross profit	3,727	4,293	8,762	17,906

Operating expenses
Research and development	1,497	1,526	4,985	5,804
Sales and marketing	2,660	6,502	12,873	22,389
General and administrative	1,411	2,959	6,980	11,446
Restructuring costs and asset impairment	2,261	1,067	3,218	5,441
Total operating expenses	7,829	12,054	28,056	45,080

Operating loss	(4,102)	(7,761)	(19,294)	(27,174)

Other income (expense)
Interest income	47	201	202	433
Interest expense	(8)	(21)	(25)	(23)
Other income (expense), net	310	101	393	246
Total other income (expense)	349	281	570	656

Net loss	(3,753)	(7,480)	(18,724)	(26,518)
Basic and diluted loss per share	(0.17)	(0.39)	(0.92)	(1.39)

Shares used in computing:
For basic and diluted loss per share	22,035	19,306	20,347	19,010

Intershop Communications AG
Consolidated Statements of Cashflows (U.S.GAAP)
(in thousands €, unaudited)
	Nine months ended
	September 30,
	2003	2002

	€	€
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(18,724)	(26,518)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	2,893	7,258
Provision for doubtful accounts	(1,292)	(711)
(Gain) loss on disposal of marketable securities	(40)	152
(Gain) Loss on disposal of property and equipment	(35)	251
Changes in operating assets and liabilities
Accounts receivable	7,739	204
Prepaid expenses and other current assets	(273)	3,261
Other assets	1,609	286
Accounts payable	89	(2,129)
Deferred revenue	(73)	(1,502)
Accrued restructuring costs	(1,156)	(3,317)
Accrued expenses and other liabilities	(1,797)	(2,817)
Net cash used in operating activities	(11,060)	(25,582)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	371	-
Proceeds on disposal of equipment	116	536
Purchases of property and equipment, net of capital leases	(494)	(648)
Proceeds from sale of marketable securities	8,294	42,327
Purchases of marketable securities	(4,162)	(28,328)
Net cash (used in) provided by investing activities	4,125	13,887
CASH FLOWS FROM FINANCING ACTIVITIES
Cash received for unregistered stock	-	10,009
Net cash provided by financing activities	-	10,009
Effect of change in exchange rates on cash	(145)	(140)
Net change in cash and cash equivalents	(7,080)	(1,826)
Cash and cash equivalents, beginning of period	11,303	9,107
Cash and cash equivalents, end of period	4,223	7,281

				Intershop Communications AG
				Consolidated Statement of Shareholders’ Equity
				(in thousands €, except share data)
	Common	Common Shares		Accumulated	Accumulated Other Comprehensive	Total Shareholders`
	Shares	Stated Value	APIC	Deficit	Income	Equity
Balance, January 1, 2001	88,003,016	88,003	168,585	(84,329)	1,709	173,969
Other comprehensive loss:
Net loss				(131,798)		(131,798)
Foreign currency translation adjustments					837	837
Unrealized gain (loss) on available for sale security, net					348	348
Comprehensive loss						(130,613)
Exercise of stock options	188,306	188	330			518
Appropriation of paid in capital			(155,495)	155,495
Balance, December 31, 2001	88,191,322	88,191	13,420	(60,632)	2,894	43,874
Other comprehensive loss:
Net loss				(27,555)		(27,555)
Foreign currency translation adjustments					157	157
Unrealized gain (loss) on available for sale security, net					(109)	(109)
Comprehensive loss						(27,507)
Exercise of stock options	6,678	7	(3)			4
Private placement of common stock, net	8,334,000	8,334	1,667			10,001
Allocation of par value resulting from reverse stock split	(77,225,600)	(77,226)	77,226
Appropriation of additional paid-in capital			(92,310)	92,310
Balance, December 31, 2002	19,306,400	19,306	-	4,124	2,942	26,372
Other comprehensive loss:
Net loss (unaudited)				(18,724)		(18,724)
Foreign currency translation adjustments (unaudited)					(105)	(105)
Unrealized gain (loss) on available for sale security, net (unaudited)					(2)	(2)
Comprehensive loss						(18,831)
Conversion of common stock of subsidiary
to common stock of parent (unaudited)	2,499,999	2,500		(2,500)
Conversion of preferred stock of subsidiary
to common stock of parent (unaudited)	228,900	229		(229)
Balance, September 30, 2003	22,035,299	22,035		(17,329)	2,835	7,541

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: October 30, 2003	By: /s/ Dr. Juergen Schoettler
Dr. Juergen Schoettler
Chief Executive Officer
(Vorstandsvorsitzender)